Exhibit 24.1

POWER OF ATTORNEY
REGISTRATION STATEMENT ON FORM S-8

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Portland General Electric Company (the Company) hereby constitutes and appoints Douglas R. Nichols, Vice President, General Counsel and Secretary, and Kirk M. Stevens, Controller and Assistant Treasurer, and each of them, and any successor or successors to such offices held by each of them, with full power (any one of them acting alone), as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the Company to comply with the Securities Act of 1933, as amended, (the Act) and any rules, regulations and requirements of the Securities and Exchange Commission thereunder in connection with the registration under such Act of the common stock of the Company to be issued by the Company pursuant to the Portland General Electric Company 2006 Stock Incentive Plan to the extent that any such registration may be required in the opinion of the executive officers of the Company, upon the advice of counsel, including without limitation, the power and authority to sign the name of the undersigned individual in the capacity indicated below opposite the name of such individual to any Registration Statement on Form S-8 or any Form relating to the registration of such common stock to be filed with the Securities and Exchange Commission with respect to said common stock, to sign any and all amendments (including post-effective amendments) and supplements to any such Registration Statement (and any registration statement filed pursuant to Rule 462 under the Act, for the offering which such registration statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Effective as of July 12, 2006.

/s/ John W. Ballantine
John W. Ballantine

POWER OF ATTORNEY
REGISTRATION STATEMENT ON FORM S-8

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Portland General Electric Company (the Company) hereby constitutes and appoints Douglas R. Nichols, Vice President, General Counsel and Secretary, and Kirk M. Stevens, Controller and Assistant Treasurer, and each of them, and any successor or successors to such offices held by each of them, with full power (any one of them acting alone), as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the Company to comply with the Securities Act of 1933, as amended, (the Act) and any rules, regulations and requirements of the Securities and Exchange Commission thereunder in connection with the registration under such Act of the common stock of the Company to be issued by the Company pursuant to the Portland General Electric Company 2006 Stock Incentive Plan to the extent that any such registration may be required in the opinion of the executive officers of the Company, upon the advice of counsel, including without limitation, the power and authority to sign the name of the undersigned individual in the capacity indicated below opposite the name of such individual to any Registration Statement on Form S-8 or any Form relating to the registration of such common stock to be filed with the Securities and Exchange Commission with respect to said common stock, to sign any and all amendments (including post-effective amendments) and supplements to any such Registration Statement (and any registration statement filed pursuant to Rule 462 under the Act, for the offering which such registration statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Effective as of July 12, 2006.

/s/ David A. Dietzler
David A. Dietzler

2

POWER OF ATTORNEY
REGISTRATION STATEMENT ON FORM S-8

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Portland General Electric Company (the Company) hereby constitutes and appoints Douglas R. Nichols, Vice President, General Counsel and Secretary, and Kirk M. Stevens, Controller and Assistant Treasurer, and each of them, and any successor or successors to such offices held by each of them, with full power (any one of them acting alone), as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the Company to comply with the Securities Act of 1933, as amended, (the Act) and any rules, regulations and requirements of the Securities and Exchange Commission thereunder in connection with the registration under such Act of the common stock of the Company to be issued by the Company pursuant to the Portland General Electric Company 2006 Stock Incentive Plan to the extent that any such registration may be required in the opinion of the executive officers of the Company, upon the advice of counsel, including without limitation, the power and authority to sign the name of the undersigned individual in the capacity indicated below opposite the name of such individual to any Registration Statement on Form S-8 or any Form relating to the registration of such common stock to be filed with the Securities and Exchange Commission with respect to said common stock, to sign any and all amendments (including post-effective amendments) and supplements to any such Registration Statement (and any registration statement filed pursuant to Rule 462 under the Act, for the offering which such registration statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Effective as of July 12, 2006.

/s/ Robert T.F. Reid
Robert T.F. Reid

7

POWER OF ATTORNEY
REGISTRATION STATEMENT ON FORM S-8

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Portland General Electric Company (the Company) hereby constitutes and appoints Douglas R. Nichols, Vice President, General Counsel and Secretary, and Kirk M. Stevens, Controller and Assistant Treasurer, and each of them, and any successor or successors to such offices held by each of them, with full power (any one of them acting alone), as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the Company to comply with the Securities Act of 1933, as amended, (the Act) and any rules, regulations and requirements of the Securities and Exchange Commission thereunder in connection with the registration under such Act of the common stock of the Company to be issued by the Company pursuant to the Portland General Electric Company 2006 Stock Incentive Plan to the extent that any such registration may be required in the opinion of the executive officers of the Company, upon the advice of counsel, including without limitation, the power and authority to sign the name of the undersigned individual in the capacity indicated below opposite the name of such individual to any Registration Statement on Form S-8 or any Form relating to the registration of such common stock to be filed with the Securities and Exchange Commission with respect to said common stock, to sign any and all amendments (including post-effective amendments) and supplements to any such Registration Statement (and any registration statement filed pursuant to Rule 462 under the Act, for the offering which such registration statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Effective as of July 12, 2006.

/s/ Maria M. Pope
Maria M. Pope

POWER OF ATTORNEY
REGISTRATION STATEMENT ON FORM S-8

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Portland General Electric Company (the Company) hereby constitutes and appoints Douglas R. Nichols, Vice President, General Counsel and Secretary, and Kirk M. Stevens, Controller and Assistant Treasurer, and each of them, and any successor or successors to such offices held by each of them, with full power (any one of them acting alone), as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the Company to comply with the Securities Act of 1933, as amended, (the Act) and any rules, regulations and requirements of the Securities and Exchange Commission thereunder in connection with the registration under such Act of the common stock of the Company to be issued by the Company pursuant to the Portland General Electric Company 2006 Stock Incentive Plan to the extent that any such registration may be required in the opinion of the executive officers of the Company, upon the advice of counsel, including without limitation, the power and authority to sign the name of the undersigned individual in the capacity indicated below opposite the name of such individual to any Registration Statement on Form S-8 or any Form relating to the registration of such common stock to be filed with the Securities and Exchange Commission with respect to said common stock, to sign any and all amendments (including post-effective amendments) and supplements to any such Registration Statement (and any registration statement filed pursuant to Rule 462 under the Act, for the offering which such registration statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Effective as of July 12, 2006.

/s/ M. Lee Pelton
M. Lee Pelton

POWER OF ATTORNEY
REGISTRATION STATEMENT ON FORM S-8

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Portland General Electric Company (the Company) hereby constitutes and appoints Douglas R. Nichols, Vice President, General Counsel and Secretary, and Kirk M. Stevens, Controller and Assistant Treasurer, and each of them, and any successor or successors to such offices held by each of them, with full power (any one of them acting alone), as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the Company to comply with the Securities Act of 1933, as amended, (the Act) and any rules, regulations and requirements of the Securities and Exchange Commission thereunder in connection with the registration under such Act of the common stock of the Company to be issued by the Company pursuant to the Portland General Electric Company 2006 Stock Incentive Plan to the extent that any such registration may be required in the opinion of the executive officers of the Company, upon the advice of counsel, including without limitation, the power and authority to sign the name of the undersigned individual in the capacity indicated below opposite the name of such individual to any Registration Statement on Form S-8 or any Form relating to the registration of such common stock to be filed with the Securities and Exchange Commission with respect to said common stock, to sign any and all amendments (including post-effective amendments) and supplements to any such Registration Statement (and any registration statement filed pursuant to Rule 462 under the Act, for the offering which such registration statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Effective as of July 12, 2006.

/s/ Corbin A. McNeill, Jr.
Corbin A. McNeill, Jr.

4

POWER OF ATTORNEY
REGISTRATION STATEMENT ON FORM S-8

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Portland General Electric Company (the Company) hereby constitutes and appoints Douglas R. Nichols, Vice President, General Counsel and Secretary, and Kirk M. Stevens, Controller and Assistant Treasurer, and each of them, and any successor or successors to such offices held by each of them, with full power (any one of them acting alone), as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the Company to comply with the Securities Act of 1933, as amended, (the Act) and any rules, regulations and requirements of the Securities and Exchange Commission thereunder in connection with the registration under such Act of the common stock of the Company to be issued by the Company pursuant to the Portland General Electric Company 2006 Stock Incentive Plan to the extent that any such registration may be required in the opinion of the executive officers of the Company, upon the advice of counsel, including without limitation, the power and authority to sign the name of the undersigned individual in the capacity indicated below opposite the name of such individual to any Registration Statement on Form S-8 or any Form relating to the registration of such common stock to be filed with the Securities and Exchange Commission with respect to said common stock, to sign any and all amendments (including post-effective amendments) and supplements to any such Registration Statement (and any registration statement filed pursuant to Rule 462 under the Act, for the offering which such registration statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Effective as of July 12, 2006.

/s/ Mark B. Ganz
Mark B. Ganz

POWER OF ATTORNEY
REGISTRATION STATEMENT ON FORM S-8

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Portland General Electric Company (the Company) hereby constitutes and appoints Douglas R. Nichols, Vice President, General Counsel and Secretary, and Kirk M. Stevens, Controller and Assistant Treasurer, and each of them, and any successor or successors to such offices held by each of them, with full power (any one of them acting alone), as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the Company to comply with the Securities Act of 1933, as amended, (the Act) and any rules, regulations and requirements of the Securities and Exchange Commission thereunder in connection with the registration under such Act of the common stock of the Company to be issued by the Company pursuant to the Portland General Electric Company 2006 Stock Incentive Plan to the extent that any such registration may be required in the opinion of the executive officers of the Company, upon the advice of counsel, including without limitation, the power and authority to sign the name of the undersigned individual in the capacity indicated below opposite the name of such individual to any Registration Statement on Form S-8 or any Form relating to the registration of such common stock to be filed with the Securities and Exchange Commission with respect to said common stock, to sign any and all amendments (including post-effective amendments) and supplements to any such Registration Statement (and any registration statement filed pursuant to Rule 462 under the Act, for the offering which such registration statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Effective as of July 12, 2006.

/s/ David A. Dietzler
David A. Dietzler

2

POWER OF ATTORNEY
REGISTRATION STATEMENT ON FORM S-8

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Portland General Electric Company (the Company) hereby constitutes and appoints Douglas R. Nichols, Vice President, General Counsel and Secretary, and Kirk M. Stevens, Controller and Assistant Treasurer, and each of them, and any successor or successors to such offices held by each of them, with full power (any one of them acting alone), as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the Company to comply with the Securities Act of 1933, as amended, (the Act) and any rules, regulations and requirements of the Securities and Exchange Commission thereunder in connection with the registration under such Act of the common stock of the Company to be issued by the Company pursuant to the Portland General Electric Company 2006 Stock Incentive Plan to the extent that any such registration may be required in the opinion of the executive officers of the Company, upon the advice of counsel, including without limitation, the power and authority to sign the name of the undersigned individual in the capacity indicated below opposite the name of such individual to any Registration Statement on Form S-8 or any Form relating to the registration of such common stock to be filed with the Securities and Exchange Commission with respect to said common stock, to sign any and all amendments (including post-effective amendments) and supplements to any such Registration Statement (and any registration statement filed pursuant to Rule 462 under the Act, for the offering which such registration statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Effective as of July 12, 2006.

/s/ Raymond S. Troubh
Raymond S. Troubh